UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Guaranty Bancorp

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40075T102

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,063,806 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,063,806 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)

14.	Type of Reporting Person (See Instructions) IA/HC/OO

(1)

An aggregate of 16,063,806 shares of Guaranty Bancorp (the “Company”) common stock are subject to a voting agreement, dated as of May 6, 2009, by and among certain stockholders of the Company listed on Exhibit A thereto and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Voting Agreement”). This Schedule 13D shall not be construed as an admission by Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P, Ralph V. Whitworth or David H. Batchelder that any of Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth or David H. Batchelder is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement. Based on the number of shares of Company common stock outstanding as of April 30, 2009 (as represented by the Company in the Investment Agreement discussed in Items 3 and 4), the aggregate number of shares of Company common stock covered by the Voting Agreement represents approximately 30.6% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,063,806 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,063,806 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)

An aggregate of 16,063,806 shares of Company common stock are subject to the Voting Agreement. This Schedule 13D shall not be construed as an admission by Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P, Ralph V. Whitworth or David H. Batchelder that any of Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth or David H. Batchelder is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement. Based on the number of shares of Company common stock outstanding as of April 30, 2009 (as represented by the Company in the Investment Agreement discussed in Items 3 and 4), the aggregate number of shares of Company common stock covered by the Voting Agreement represents approximately 30.6% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,063,806 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,063,806 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)

An aggregate of 16,063,806 shares of Company common stock are subject to the Voting Agreement. This Schedule 13D shall not be construed as an admission by Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P, Ralph V. Whitworth or David H. Batchelder that any of Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth or David H. Batchelder is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement. Based on the number of shares of Company common stock outstanding as of April 30, 2009 (as represented by the Company in the Investment Agreement discussed in Items 3 and 4), the aggregate number of shares of Company common stock covered by the Voting Agreement represents approximately 30.6% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,063,806 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,063,806 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

An aggregate of 16,063,806 shares of Company common stock are subject to the Voting Agreement. This Schedule 13D shall not be construed as an admission by Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P, Ralph V. Whitworth or David H. Batchelder that any of Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth or David H. Batchelder is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement. Based on the number of shares of Company common stock outstanding as of April 30, 2009 (as represented by the Company in the Investment Agreement discussed in Items 3 and 4), the aggregate number of shares of Company common stock covered by the Voting Agreement represents approximately 30.6% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 16,063,806 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,063,806 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)

An aggregate of 16,063,806 shares of Company common stock are subject to the Voting Agreement. This Schedule 13D shall not be construed as an admission by Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P, Ralph V. Whitworth or David H. Batchelder that any of Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth or David H. Batchelder is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement. Based on the number of shares of Company common stock outstanding as of April 30, 2009 (as represented by the Company in the Investment Agreement discussed in Items 3 and 4), the aggregate number of shares of Company common stock covered by the Voting Agreement represents approximately 30.6% of the outstanding Company common stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Shares”), of Guaranty Bancorp, a Delaware corporation and a registered bank holding company (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 1331 Seventeenth Street, Suite 300, Denver, CO 80202.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”) and Relational Investors Mid-Cap Fund II, L.P. (“MC II”), collectively, the “Relational LPs.”  Each of MC I and MC II is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner of the Relational LPs.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2009, the Company, Castle Creek Capital Partners III, L.P. (“Castle Creek”), Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. (together with Patriot Financial Partners, L.P., the “Patriot Funds”) and the Relational LPs (together with Castle Creek and the Patriot Funds, the “Investors”) entered into an Investment Agreement (the “Investment Agreement”) pursuant to which the Company agreed to issue 50,000 shares of a new series of the Company’s preferred stock, Series A Convertible Non-Cumulative Preferred Stock,  $0.001 par value (the “Series A Preferred Stock”), with a stated value of $1,000 per share, for an aggregate purchase price of $50 million.  At the closing of the transaction, the Relational LPs will purchase 20,000 shares of Series A Preferred Stock for total consideration of $20 million derived from the working capital of the Relational LPs.

As an inducement to enter into the Investment Agreement, certain stockholders of the Company, listed on Exhibit A thereto, entered into a voting agreement dated May 6, 2009 with the Patriot Funds and the Relational LPs (the “Voting Agreement”) pursuant to which such stockholders granted a limited proxy to the Patriot Funds and the Relational LPs to vote such stockholders’ shares of Company common stock in favor of certain matters requiring stockholder approval as contemplated by the Investment Agreement.

Shared voting power with respect to the shares owned by the stockholders subject to the Voting Agreement may be deemed to have been acquired through execution of the Voting Agreement. The Relational LPs have not expended any funds in connection with the execution of the Voting Agreement.

Item 4.	Purpose of Transaction

On May 6, 2009, the Company entered into the Investment Agreement with Castle Creek, the Patriot Funds and the Relational LPs.  Pursuant to the Investment Agreement, at the closing of the transaction, the Relational LPs will purchase 20,000 shares of Series A Preferred Stock for total consideration of $20 million. The transaction is subject to customary closing conditions, including applicable regulatory approvals and approval by the Company’s stockholders, and is expected to close in the third quarter of 2009.

The Series A Preferred Stock will pay non-cumulative quarterly dividends at a rate of 9% per year. From the date of issuance of the Series A Preferred Stock until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company. Thereafter, dividends are payable solely in cash.

Each share of Series A Preferred Stock will automatically convert into shares of the Company’s common stock on the fifth anniversary of the date the Series A Preferred Stock is issued, subject to certain limitations. The Investors may elect to convert their shares of Series A Preferred Stock into shares of the Company’s common stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of either the second anniversary of the date the Series A Preferred Stock is issued or the occurrence of certain events resulting in the conversion, exchange or reclassification of the Company’s common stock. Each share of Series A Preferred Stock will be convertible into shares of common stock at a conversion price of $1.80 per share, adjustable to $1.50 per share in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock. The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments. The Investors’ ownership of the Company’s common stock (giving effect to the conversion of the Series A Preferred Stock into shares of common stock) is limited to, with respect to the Relational LPs, 14.9% of the outstanding shares of common stock, and with respect to each of Castle Creek and the Patriot Funds, 19.9% of the outstanding shares of common stock. The payment of dividends in additional shares of Series A Preferred Stock or conversions that would exceed these thresholds will result in the shares of Series A Preferred Stock in excess of such thresholds being convertible into shares of non-voting common stock, or, if non-voting common stock is not then authorized, a new class of preferred stock to have economic terms substantially consistent with the common stock but without voting rights.

The holders of the Series A Preferred Stock will vote together with the holders of common stock as a single class on all matters upon which the holders of common stock are entitled to vote. Each share of Series A Preferred Stock will be entitled to such number of votes as the number of shares of common stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only a conversion price of $2.00 per share. The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

Following the closing of the transaction, the Relational LPs and the Patriot Funds each will have the right to appoint one member or one non-voting observer to both the board of directors of the Company and the board of directors of Guaranty Bank and Trust Company (the “Bank”), the Company’s subsidiary. Upon closing of the transaction, the Relational LPs intend to exercise their right to appoint a non-voting observer to each of the board of directors of the Company and the board of directors of the Bank and reserve their right to appoint a representative to each of the board of directors of the Company and the board of directors of the Bank at a later date.

The Company has agreed that, within six months after the closing date of the transaction, it will prepare and file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) covering all shares of the Series A Preferred Stock and any securities issuable upon their conversion. The Investors will also have customary demand and piggyback registration rights. Each Investor will be generally prohibited from transferring its shares of Series A Preferred Stock and any securities issuable on their conversion for a period of 18 months following the closing date of the transaction.

The Relational LPs and the Patriot Funds will each provide to the Company the same passivity commitments such Investor may be required to enter into with the Federal Reserve Board. These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire common stock in excess of the stockholding limitations described above.

Except as set forth in this Statement and in connection with the Investment Agreement described above, the Relational LPs do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, other than those shares that may be deemed to be beneficially owned in connection with the Voting Agreement, the Relational LPs have not acquired and do not beneficially own any shares of Company common stock.

As a result of the Voting Agreement, the Relational LPs may be deemed to share, with the Patriot Funds, the power to vote up to an aggregate of 16,063,806 shares of Company common stock in favor of certain matters requiring stockholder approval as contemplated by the Investment Agreement, and thus, for purposes of Rule 13d-3, the Relational LPs may be deemed to be the beneficial owner of an aggregate of 16,063,806 shares of Company common stock. The shares that may be deemed to be beneficially owned by the Relational LPs constitute approximately 30.6% of the issued and outstanding shares of the Company common stock as of April 30, 2009 (as represented by Company in the Investment Agreement).

The Relational LPs are not entitled to any rights as a stockholder of the Company as to the shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement.

RILLC, as the sole general partner of each of MC I and MC II may be deemed to beneficially own 16,063,806 shares beneficially owned by MC I and MC II because the limited partnership agreements of each of MC I and MC II specify that RILLC has sole voting authority with respect to those shares beneficially owned by each of MC I and MC II.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares.

(c) Except for the Investment Agreement and the Voting Agreement described in Items 3 and 4, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

(d) Not applicable.
(e) Not applicable.

This Schedule 13D shall not be construed as an admission by any of the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Company common stock covered by the Voting Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit 99.1, the voting authority described in Item 2 of this Statement and in the respective partnership agreements of the Relational LPs which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, the Investment Agreement and the Voting Agreement described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions of the Investment Agreement and the Voting Agreement in Items 3 and 4 do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on May 12, 2009.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 99.1

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2009

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 99.1

Joint Filing Agreement, dated as of May 15, 2009, by and among Relational Investors, LLC, Relational Investors Mid-Cap Fund I, L.P., Relational Investors Mid-Cap Fund II, L.P., Ralph V. Whitworth and David H. Batchelder.